Exhibit 11.1

Insider Trading Policy

1.
Applicability. This Policy statement applies to all employees, officers,  directors, and consultants, including any members of such individuals’ immediate families1 and any of their wholly owned companies, (collectively, the “Insiders”) of Ceragon Networks Ltd.

and its subsidiaries (collectively referred to as the “Company”),  (Persons subject to this Policy are responsible for assuring that family members within their households comply with the restrictions herein).

2.	Prohibition on Trading with Inside Information. Insiders must not trade in the

Company’s securities if they possess material, non-public information about the Company (“Inside Information”), as further described below.

Definition of “Inside Information”: Public information about the Company is information released to the press and/or the industry and after public investors and the market have had a reasonable period of time to evaluate and react to the information. All other information is regarded as non-public. Inside Information may include material information regarding strategic plans, significant capital investment plans, negotiations concerning mergers or acquisitions, technological information, other favorable or unfavorable business, financial or R&D developments or prospects, a change in control or a significant change in management, future stock splits, stock dividends, changes in the Company’s dividend payment practice and expected quarterly and annual financial results.  Such information is considered “material” if there is a substantial likelihood that a reasonable investor would consider such information important in arriving at a decision to buy, sell or hold securities.

To the extent an Insider possesses Inside Information, such Insider may only trade in the Company’s securities if and when such information has been made public, and only with the prior approval of the Company. This limitation generally does not apply to the exercise of stock options under the Company’s Share Option Plans, but does apply to the sale of any shares acquired through the exercise of options.

3.	Allowed Trading Times:

3.1
Black-Out Period; No trading will be permitted during the period beginning fourteen (14) days before the end of each quarter and ending at the close of two (2) trading days after the quarterly results are issued to the public.

3.2
Trading Plans; The restriction set forth above will NOT apply to sales made pursuant to a Qualified Selling Plan.  For purposes of this exception, a “Qualified Selling Plan” is a written plan, contract or instruction for selling the Company's shares which meets each of the following requirements:

(1)	the plan is adopted by Insiders during a period when sales are permitted pursuant to this Policy;

(2)	the plan is adopted during a period when the Insider adopting the plan is not in possession of material non-public information;

(3)	the plan is adhered to strictly by the Insider ;

(4)	the plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party;

(5)	at the time it is adopted the plan conforms to all other requirements of Rule 10b5-1(c) under the U.S. Securities Exchange Act of 1934 as then in effect;

(6)	the plan provides that the sales be effected on NASDAQ or any other stock market located outside Israel; and

(7)	the plan provides that the sales be effected via a non-Israeli broker (although coordination with an Israeli affiliate, branch, agent of such broker will be permitted).

Once the plan is adopted, (i) the Insider may not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the dates of the trade and (ii) the plan may be terminated or altered only during a period that complies with the description in both subsections (1) and (2) above.”

3.3	There are no restrictions on exercising vested options without a sale. Selling the exercised shares will be permitted according the rules as stated in paragraph 3.1 and 3.2.

3.4	The CEO, CFO or General Counsel may declare additional periods when trading is not permitted.

4.
Confidential and Inside Information: The confidentiality agreement signed by each employee applies equally to all Inside Information as defined in Paragraph 2 above. This includes disclosure of, and private use of, confidential information related to the Company.

Any Insider must not disclose Inside Information to family, friends, business or social acquaintances, other employees or other third parties.

5.
Requests for Company Stock-related Information: If you receive a request for information related to the stock and/or to the performance of the Company, do not respond directly and without additional comment to the inquirer refer the request to the CFO.

6.	Electronic Media: All the limitations in this Policy also apply to any electronic chat room and/or electronic bulletin board, including participation under a pseudonym.

7.
Trading and Related Activities in Stocks of our Customers, Competitors and Acquisition and Merger candidates: If you are aware of any Company activity, or proposed activity, that has not been disclosed publicly, and could have an impact (favorable or unfavorable) on the stock price of a Company customer or competitor, or merger or acquisition target, then you become an “insider” with respect to such customer, competitor or target, as applicable, and all insider trading restrictions in this Policy will apply with respect to your purchase or sale of such other party’s securities.

8.
Investigations.  If you have reason to believe that Inside Information has been disclosed to an outside party without authorization or a party has used or intends to improperly use Inside Information, you should report this activity to the CFO.

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